82-34866

# With compliments

SOLBEC
PHARMACEUTICALS

05010438

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

SC

SEC MAIL PROCESSING
RECEIVED
AUG 12 2005
WASH. D.C. 213 SECTION


Solbec Pharmaceuticals Ltd ABN 85 061 289 218

Unit 1, 298 Selby St, Osborne Park, Western Australia 6017. PO Box 2142, Churchlands, Western Australia 6018 AUSTRALIA
Phone: +61 8 9446 7555 Fax: +61 8 9446 8777 Email: info@solbec.com.au Web: www.solbec.com.au

ID # 248922

SOLBEC
PHARMACEUTICALS LTD

# Clarification of Results from Solbec's Preliminary Mouse Mesothelioma Studies


Summary

- Update regarding announcements made to ASX on 23rd and 26th November 2004; and more recent ASIC inquiry.
- Preliminary mouse studies involving Solbec's lead compound Coramsine® in combination with immunotherapy showed positive responses in all four mice treated
- Two of the mice treated entered into remission.


**3rd August 2005**:Solbec Pharmaceuticals (ASX:SBP) is concerned there may be some market confusion as a result of the recent ASIC inquiry regarding announcements Solbec made to ASX on 23rd and 26th of November 2004. The results of the preliminary mouse studies have been summarised in dot point format below:

SUPPL

- A total of five mice with mesothelioma were involved in the study. Four of the five mice receiving treatment, with the fifth being a control.
- Treatment, in relation to the four mice, consisted of a combination therapy of Solbec's leading compound Coramsine® and an immunostimulatory compound CpG.
- All four mice receiving treatment displayed a positive response to therapy with tumour regression.
- Of the four mice receiving treatment two went into remission.
- Of the two mice in remission, one was found to be immune when re-inoculated with cancer, the other died as a result of Coramsine® overdose.

Solbec is pleased to take this opportunity to make the position clear in the light of recent publicity.

Further information:


| Tony Kiernan | | Stephen Carter | |
|---|---|---|---|
| Chairman | | Managing Director/CEO | |
| Tel: | (08) 9323 0999 | Tel: | (08) 9446 7555 |
| Mob: | 0418 912 843 | Mob: | 0412 154 029 |
| Email: | tony.kiernan@solbec.com.au | Email: | stephen.carter@solbec.com.au |


dlw 4/6

ID # 248823.

# SOLBEC
## PHARMACEUTICALS LTD

2 August 2005

## CLARIFICATION CONCERNING ASIC MEDIA RELEASE ON INFRINGEMENT NOTICE

Solbec Pharmaceuticals (ASX:SBP) refers to its announcement to ASX of 1 August 2005 and the article published on page 39 of this mornings West Australian Newspaper.

The Corporations Act specifies that compliance with an Infringement Notice issued by ASIC is not to be regarded as a finding that the paying company has contravened the provisions specified in the Notice or of it having been convicted of any offence in relation to the relevant conduct.

The ASIC Media Release of 1 August 2005 says that Solbec paid the penalty of $33,000 following a finding by ASIC that Solbec had infringed an obligation to disclose information to ASX under the continuous disclosure provisions of the Corporations Act.

The ASIC Media Release conveys the imputation that Solbec did contravene the Corporations Act 2001 when there has never been a finding, whether by ASIC or otherwise, to that effect. An ASIC delegate (being an internal officer) did find that ASIC had "reasonable grounds for believing that" to be the case.

As released yesterday, Solbec contends that it has not breached its continuous disclosure obligations and that the finding referred to above should not have been made. As the finding was not subject to external review, however, Solbec determined to comply with the Notice, for the commercial reasons identified in the Company's release of 1 August 2005.

There has been no finding that Solbec contravened the Act. The Company has received legal advice that the statement in the West Australian article that ASIC found Solbec to be in breach of the continuous disclosure rules is not correct, although the Company acknowledges the newspaper was relying on the ASIC Media Release.

Further information:


Tony Kiernan
Chairman
Tel: (08) 9323 0999
Mob: 0418 912 843
Email: tony.kiernan@solbec.com.au

ID # 248552

# SOLBEC
## PHARMACEUTICALS LTD

1 August 2005

## Infringement Notice from ASIC

Summary
- ASIC issues Infringement Notice
- Solbec says it has not breached its continuous obligations but takes commercial view and complies with the Notice with no admissions

Solbec Pharmaceuticals (ASX:SBP) advises that it has been issued with an Infringement Notice by Australian Securities and Investments Commission (ASIC) relating to announcements made to ASX by the Company on 23 and 26 November 2004.

On 23 November 2004, Solbec released an announcement to ASX relating to animal trials conducted by the Tumour Immunology Group at the University of Western Australia (UWA) in relation to determining immunological activity in relation to Solbec's lead compound Coramsine. This announcement on 23 November 2004 was followed by a further one on 26 November 2004, also dealing with the same animal trials. This second announcement provided further details as to the structure and protocol of the animal trials by which the results contained in the 23 November 2004 announcement had been obtained.

ASIC contends that the information released on 26 November 2004 was information that was available to Solbec on 23 November 2004 and should have been released on that date being information necessary to enable persons who commonly invest in securities to make a proper assessment of the market significance of the results disclosed in the first announcement.

Solbec contends it has not breached its continuous disclosure obligations as the bulk of the information in the 26 November 2004 announcement was contained in the earlier announcement and in particular that:

- Solbec carried out animal testing using mice injected with mesothelioma
- the mice were treated with a combination of CpG and Coramsine
- treated mice went into remission
- one of the treated mice, when re-inoculated with mesothelioma was immune

The Notice seeks to levy a fine of $33,000 on the Company. If Solbec does not pay the fine however, ASIC may take this matter further and commence proceedings. As to whether it would do so, is not known to Solbec.

The issue of the Notice and subsequent compliance with it (by paying the fine) is not an admission of liability by Solbec and cannot be regarded as a finding that Solbec has contravened the law.

It does not necessarily follow that failure to pay under the Notice would lead to ASIC taking the matter further. Notwithstanding this, given that payment under the Notice does not constitute an admission of liability nor an adverse finding against Solbec, the Directors have resolved to pay the fine to avoid the possibility of further legal proceedings and associated legal costs and to avoid further distraction to management.

The election to pay the fine has been based on commercial considerations.

Further information:


| | |
|---|---|
| Tony Kiernan | |
| Chairman | |
| Tel: | (08) 9323 0999 |
| Mob: | 0418 912 843 |
| Email: | tony.kiernan@solbec.com.au |